UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Oplink Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68375Q106

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 pages

CUSIP No. 68375Q106

1.	Name of Reporting Person: H. S. Liu		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 7,533,336

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 7,533,336

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,533,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.06%

12.	Type of Reporting Person: IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer Oplink Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices 46335 Landing Parkway Fremont, California 94538

Item 2.

(a)	Name of Person Filing H. S. Liu

(b)	Address of Principal Business Office or, if none, Residence 8F, No. 9, Alley 43, Lane 311, Section 2, E. Ho Ping Rd. Taipei, Taiwan

(c)	Citizenship Taiwan

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 68375Q106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,533,336

(b)	Percent of class: 5.06%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,533,336

(ii)	Shared power to vote or to direct the vote: 0

Page 3 of 5 pages

(iii)	Sole power to dispose or to direct the disposition of: 7,533,336

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Page 4 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2005

Date

/s/ H. S. Liu

Signature

H. S. Liu

Name/Title

Page 5 of 5 pages